Mailstop 3233
                                                           August 29, 2018



Via E-mail
David Smetana
Chief Financial Officer
Mack-Cali Realty Corporation
Mack-Cali Realty, L.P.
Harborside 3
210 Hudson Street
Suite 400
Jersey City, New Jersey, 07311

       Re:      Mack-Cali Realty Corporation
                Mack-Cali Realty, L.P.
                Form 10-K for Fiscal Year Ended
                December 31, 2017
                Filed February 21, 2018
                File No. 001-13274 and 333-57103-01
                Form 8-K filed May 2, 2018
                File No. 001-13274

Dear Mr. Smetana:

        We have reviewed your August 14, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 8-K filed May 2, 2018

General

   1. We note your response to comment two from our letter dated August 1, 2018 and that the
      NOI measures you present in your supplemental package exclude additional items from
      NOI as presented in your segment footnote. Please revise future exhibits to reconcile all
 David Smetana
Mack-Cali Realty Corporation
Mack-Cali Realty, L.P.
August 29, 2018
Page 2

       NOI measures presented to the most directly comparable GAAP financial measure.
       Refer to Item 100(a) of Regulation G.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or me at 202-551-
3295 if you have questions.

                                                          Sincerely,

                                                          /s/ Jennifer Monick

                                                          Jennifer Monick
                                                          Assistant Chief
Accountant
                                                          Office of Real Estate
and
                                                          Commodities